Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2021 and 2022. This section should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.1—Unaudited interim condensed consolidated financial statements of Kuke Music Holding Limited.” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2021, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on May 2, 2022.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Kuke Music Holding Limited and its subsidiaries. “VIEs” refers to Beijing Kuke Music Co., Ltd., Beijing Music Festival Culture Communications Co., Ltd. and/or their respective subsidiaries, as the context requires. All references to “BMF” refer to Beijing Lecheng Future Culture Communications Co., Ltd., its holding companies and Beijing Music Festival Culture Communications Co., Ltd. All references to “China” or “PRC” refer to the People’s Republic of China, excluding, for the purpose of this interim report only, Taiwan and the special administrative regions of Hong Kong and Macau. All references to “RMB” refer to the legal currency of China. All references to “US$” refer to the legal currency of the United States of America.

All such financial statements were prepared in accordance with the International Financial Reporting Standards, or IFRS. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This interim report contains translations between Renminbi and U.S. dollars solely for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this interim report were made at a rate of RMB6.3726 to US$1.00 and RMB6.6981 to US$1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021 and the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2022, respectively. We make no representation that the Renminbi or U.S. dollar amounts referred to in this interim report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We, together with the VIEs, are a leading provider of classical music service platform. Our and the VIEs’ business includes classical music licensing, subscription and education services in China. Leveraging our and the VIEs’ extensive content library and deep expertise in music education, we, together with the VIEs, are also a leading smart music learning service provider in China. In addition, following our acquisition of BMF in February 2020, we, together with the VIEs, are one of the few companies in China with the experience and scale to organize large-scale live classical music events. With nearly 22 years of experience in the music industry, we have devoted ourselves to making classical music more accessible in China. We derived our revenue primarily from (1) licensing and subscription, (2) smart music learning and (3) live classical music events. Our revenue was RMB146.1 million, RMB162.9 million, RMB295.9 million (US$46.4 million), RMB95.4 million and RMB80.5 million (US$12.0 million) in 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022, respectively.

Results of Operations

The following table sets forth a summary of our unaudited consolidated statements of profit or loss and other comprehensive income for the periods indicated. This information has been derived from and should be read together with our unaudited consolidated financial statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Revenue	95,448	80,514	12,020
Cost of sales	(42,550)	(51,418)	(7,677)
Gross profit	52,898	29,096	4,343
Other income, net	10,446	6,537	976
Selling and distribution expenses	(20,284)	(14,325)	(2,139)
Administrative expenses	(77,936)	(44,029)	(6,573)
Impairment losses on financial assets, net	(10,620)	(8,836)	(1,319)
Other operating expenses	(42)	(679)	(101)
Operating loss	(45,538)	(32,236)	(4,813)
Share of loss of a joint venture	(426)	—	—
Finance costs	(4,430)	(2,295)	(343)
Finance income	41	20	3
Loss before tax	(50,353)	(34,511)	(5,153)
Income tax expense	1,957	2,899	433
Loss for the period and total comprehensive loss for the period	(48,396)	(31,612)	(4,720)

Revenue

The following table sets forth the key components of our total revenue, in absolute amounts and as percentages of our total revenue for the periods presented.

	Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Licensing and subscription	44,147	46.2	38,394	5,732	47.7
Smart music learning	27,465	28.8	16,411	2,450	20.4
Live classical music events	23,836	25.0	25,709	3,838	31.9
Total	95,448	100.0	80,514	12,020	100.0

Licensing and Subscription Revenue

Our licensing revenue is generated by licensing certain music copyrights to digital music service providers for digital streaming or downloading through their online platforms. Our and the VIEs’ licensees also include, to a much lesser extent, film and TV production companies, airlines and smart hardware companies. We and the VIEs generate licensing fees either on a fixed-payment basis or through a combination of minimum guarantee and periodic revenue sharing.

Our subscription revenue is generated from providing customers with the right to access music content databases through websites and mobile apps and from the sale of smart music devices. Our and the VIEs’ customers for database subscription services consist primarily of universities, colleges and public libraries that pay for the right of their respective students, faculty members or library patrons, as the case may be, to access the databases and, to a lesser extent, individuals. We and the VIEs also offer various smart music devices to institutional customers, allowing offline access to selected music content.

Smart Music Learning Revenue

We generate our smart music learning revenue primarily from the sale of Kukey courses to kindergarten students and the sale of Kuke smart pianos, Kuke smart music teaching systems and piano accessories to distributors for them to resell to end customers. Students typically subscribe to our and the VIEs’ Kukey courses on a monthly, semester or school-year basis. We and the VIEs typically collect tuition directly from enrolled students and share part of the tuition fees with distributors who help us and the VIEs establish collaboration with kindergartens. All Kuke smart pianos are sold together with the pre-installed  Kuke smart music teaching systems. We and the VIEs sell Kuke smart music teaching systems primarily along with Kuke smart pianos and also on a stand-alone basis.

Live Classical Music Events

BMF generates (1) music festival events revenue primarily through service fees, sponsorship fees and ticket sales associated with the Beijing Music Festival, (2) music performance revenue primarily through sponsorship fees and service fees for other events it organizes, and (3) licensing revenue through the licensing of acquired and original content.

Cost of Sales

The following table sets forth the components of our cost of sales in absolute amounts and as percentages of our total cost of sales for the periods presented.

	Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Licensing and subscription	7,720	18.2	11,120	1,660	21.6
Smart music learning	12,697	29.8	18,146	2,710	35.3
Live classical music events	22,133	52.0	22,152	3,307	43.1
Total	42,550	100.0	51,418	7,677	100.0

Cost of sales related to licensing and subscription consists primarily of royalties, equipment costs, set-up costs and amortization costs.

Cost of sales related to smart music learning consists primarily of hardware costs, tuition fees shared with collaborating kindergartens, and depreciation costs.

Cost of sales related to live classical music events consists primarily of fees paid to artists, venue rental fees and other event production costs.

Other Income, Net

Our other income, net consists primarily of foreign exchange gains, government grants and additional deduction of VAT input tax.

Operating Expenses

The following table sets forth the components of our operating expenses in absolute amounts and as percentages of our total operating expenses for the periods presented.

	Six Months Ended June 30,
	2021		2022
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and distribution expenses	20,284	18.6	14,325	2,139	21.1
Administrative expenses	77,936	71.6	44,029	6,573	64.9
Impairment losses on financial assets, net	10,620	9.8	8,836	1,319	13.0
Other operating expenses	42	0.0	679	101	1.0
Total	108,882	100.0	67,869	10,132	100.0

Selling and Distribution Expenses

Our selling and distribution expenses consist primarily of sales and marketing personnel costs, travel expenses, expenses attributable to general marketing and promotional activities, and tuition fees and institutional subscription fees shared with distributors.

Administrative Expenses

Our administrative expenses consist primarily of research and development costs, employee benefits expenses (including share-based payments), depreciation for right-of-use assets and property, plant, and equipment, and professional service fees.

Impairment Losses on Financial Assets

Our impairment losses on financial assets primarily include provisions of impairment for trade receivables and other receivables.

Finance Costs

Our finance costs consist primarily of loan interest and interest expense on lease liabilities.

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Revenue

Our total revenue decreased by 15.6% from RMB95.4 million in the six months ended June 30, 2021 to RMB80.5 million (US$12.0 million) in the six months ended June 30, 2022.

Our licensing and subscription revenue decreased by 13.0% from RMB44.1 million in the six months ended June 30, 2021 to RMB38.4 million (US$5.8 million) in the six months ended June 30, 2022, primarily due to a decrease in customer demand for music licenses as a result of the adverse impact of the COVID-19 pandemic and a decrease in sales of hardware products.

Our smart music learning revenue decreased by 40.2% from RMB27.5 million in the six months ended June 30, 2021 to RMB16.4 million (US$2.4 million) in the six months ended June 30, 2022, primarily due to (1) a decrease in sales to commercial clients as a result of a decline in end consumer demand for smart music devices and (2) strategic contraction of our private kindergarten business in 2022.

Our live classical music events revenue increased by 7.9% from RMB23.8 million in the six months ended June 30, 2021 to RMB25.7 million (US$3.8 million) in the six months ended June 30, 2022, primarily due to the increase in the number of live classical music events hosted by us.

Cost of Sales

Our cost of sales increased by 20.8% from RMB42.6 million in the six months ended June 30, 2021 to RMB51.4 million (US$7.7 million) in the six months ended June 30, 2022.

Our cost of sales for licensing and subscription increased by 44.0% from RMB7.8 million in the six months ended June 30, 2021 to RMB11.1 million (US$1.7 million) in the six months ended June 30, 2022 primarily due to an increase in amortization costs of royalty payments.

Our cost of sales related to smart music learning increased by 42.9% from RMB12.7 million in the six months ended June 30, 2021 to RMB18.1 million (US$2.7 million) in the six months ended June 30, 2022 primarily due to (1) an increase in depreciation costs as a result of the increase in the amount of equipment and facilities procured in 2021 and (2) an increase in costs associated with equipment and facility procurement in 2022.

Our cost of sales for live classical music events remained relatively stable at RMB22.1 million in the six months ended June 30, 2021 and RMB22.2 million (US$3.3 million) in the six months ended June 30, 2022.

Gross Profit

As a result of the foregoing, our gross profit decreased by 45.0% from RMB 52.9 million in the six months ended June 30, 2021 to RMB 29.1 million (US$ 4.3 million) in the six months ended June 30, 2022. In particular, our gross profit from licensing and subscription decreased by 25.1% from RMB36.4 million in the six months ended June 30, 2021 to RMB27.3 million (US$4.1 million) in the six months ended June 30, 2022. We recorded gross loss of RMB1.7 million (US0.3 million) from smart music learning in the six months ended June 30, 2022, compared to gross profit of RMB14.8 million in the six months ended June 30, 2021. Our gross profit from live classical music events increased significantly from RMB1.7 million in the six months ended June 30, 2021 to RMB3.5 million (US$0.5 million) in the six months ended June 30, 2022.

Other Income, Net

Our other income, net decreased by 37.4% from RMB10.4 million in the six months ended June 30, 2021 to RMB6.5 million (US$1.0 million) in the six months ended June 30, 2022, primarily due to the decrease in bad debt recovery.

Selling and Distribution Expenses

Our selling and distribution expenses decreased by 29.4% from RMB20.3 million in the six months ended June 30, 2021 to RMB14.3 million (US$2.1 million) in the six months ended June 30, 2022, primarily attributable to the decrease in piano shipping expenses, pre-school education service fees and subsidies as a result of the strategic contraction of our private kindergarten business in 2022.

Administrative Expenses

Our administrative expenses decreased by 43.5% from RMB77.9 million in the six months ended June 30, 2021 to RMB44.0 million (US$6.6 million) in the six months ended June 30, 2022, primarily attributable to a decrease in stock-based compensation costs.

Impairment Losses on Financial Assets, Net

Our financial losses on financial assets, net decreased by 16.8% from RMB10.6 million in the six months ended June 30, 2021 to RMB8.8 million (US$1.3 million) in the six months ended June 30, 2022, primarily due to a decrease in impairment losses on accounts receivable.

Operating Loss

As a result of the foregoing, we recorded operating loss of RMB45.5 million and RMB32.2 million (US$4.8 million) in the six months ended June 30, 2021 and 2022, respectively.

Finance Costs

Our finance costs decreased by 48.2% from RMB4.4 million in the six months ended June 30, 2021 to RMB2.3 million (US$0.3 million) in the six months ended June 30, 2022, primarily representing the decrease in our interest on loans and borrowings as a result of repayment of certain loan obligations in 2021.

Finance Income

Our finance income decreased by 51.2% from RMB41,000 in the six months ended June 30, 2021 to RMB20,000 (US$3,000) in the six months ended June 30, 2022, primarily due to the decrease in our demand deposits.

Income Tax Benefit

We recorded income tax benefit of RMB2.0 million in the six months ended June 30, 2021 and RMB2.9 million (US$0.4 million) in the six months ended June 30, 2022, as a result of changes in differences between taxes incurred and tax deductibles.

Loss for the Year

As a result of the foregoing, we recorded loss of RMB48.4 million and RMB31.6 million (US$4.7 million) in the six months ended June 30, 2021 and 2022, respectively.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2021 and June 30, 2022, our cash and cash equivalents were RMB59.0 million and RMB18.8 million (US$2.8 million), respectively, consisting of cash on hand and demand deposits.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds we received from our initial public offering. We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months from the date of this interim report.

The following table sets forth a summary of our cash flows for the periods presented.

	Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Net cash flows from/(used in) operating activities	(18,369)	(34,351)	(5,129)
Net cash flows used in investing activities	(159,981)	(21,386)	(3,193)
Net cash flows from financing activities	305,913	15,522	2,318
Net increase/(decrease) in cash and cash equivalents	127,563	(40,215)	(6,004)
Cash and cash equivalents at the beginning of the period	25,719	59,045	8,815
Cash and cash equivalents at the end of the period	153,282	18,830	2,811

Operating Activities

Net cash flows used in operating activities was RMB34.4 million (US$5.1 million) in the six months ended June 30, 2022. In the six months ended June 30, 2022, the difference between our loss before tax of RMB34.5 million (US$5.2 million) and the net cash used in operating activities was primarily due to (1) an adjustment of RMB34.2 million (US$5.1 million) in non-cash items, which primarily consisted of impairment of trade receivables, share-based payment expenses and depreciation and amortizations; and (2) a decrease of RMB35.3 million (US$5.3 million) in working capital. Changes in working capital for the six months ended June 30, 2022 primarily consisted of an increase of RMB41.9 million (US$6.3 million) in trade receivables.

Investing Activities

Net cash flows used in investing activities was RMB21.4 million (US$3.2 million) in the six months ended June 30, 2022, primarily due to an increase in deposits paid for intangible assets of RMB17.8 million (US$2.7 million), advance to a related party of RMB2.0 million (US$0.3 million) and an increase in deposits paid for property, plant and equipment of RMB1.6 million (US$0.2 million).

Financing Activities

Net cash flows from financing activities was RMB15.5 million (US$2.3 million) in the six months ended June 30, 2022, primarily due to proceeds from bank borrowings of RMB15.0 million (US$2.2 million) and proceeds from other borrowings of RMB10.0 million (US$1.5 million), partially offset by repayment of other borrowings of RMB7.2 million (US$1.1 million).

Capital Expenditures

Our capital expenditure consists of additions of property, plant and equipment, intangible assets, right-of-use assets, deposits paid for purchase of non-current assets, including assets from the acquisition of a subsidiary. Our capital expenditures were RMB164.3 million and RMB29.6 million (US$4.4 million) in the six months ended June 30, 2021 and 2022, respectively. We will continue to make capital expenditures to support the growth of our business.

Off-Balance Sheet Arrangements

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2022.

	Payment Due by June 30, 2022
	On Demand	Less than one year	More than one year	Total
	(in thousands)
Interest-bearing loans and borrowings	25,000	40,655	1,759	67,414
Lease liabilities	—	3,749	6,710	10,459
Trade payables	—	51,607	—	51,607
Due to a shareholder	325	—	—	325
Other payables and accruals	—	22,525	—	22,525

Other than those shown above, we had certain capital and other commitments as of June 30, 2022. See Note “Note 27—Commitments” to our consolidated financial statements for our commitments.

Financial Information Related to the VIEs

The following table presents the unaudited consolidated balance sheet information relating to Kuke Music Holding Limited (“Kuke Music”), the VIEs and the non-variable interest entities as of June 30, 2022.

	As of June 30, 2022
	Kuke Music	Other Subsidiaries	The VIEs and the VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	818	12,432	5,580	—	18,830
Trade receivables	—	930	143,249	—	144,179
Prepayments, other receivables and other assets	2,714	329	36,966	—	40,009
Due from related parties	2,013	—	306	—	2,319
Due from shareholders	—	—	100	—	100
Inventories	—	—	9,023	—	9,023
Total current assets	5,545	13,691	195,224	—	214,460

Property, plant and equipment	—	122	51,921	—	52,043
Intangible assets(1)	1,672	2	482,943	(330)	484,287
Right-of-use assets	—	—	9,786	—	9,786
Goodwill	—	—	237,225	—	237,225
Investment in subsidiaries(2)	284,000	—	—	(284,000)	—
Prepayments, other receivables and other assets(3)	—	37,178	112,081	(37,178)	112,081
Deferred tax assets	—	118	10,671	—	10,789
Equity investment at FVTPL	—	—	1,000	—	1,000
Total non-current assets	285,672	37,420	905,627	(321,508)	907,211

Due from intercompanies(4)	388,563	322,210	1,851	(712,624)	—

Total assets	679,780	373,321	1,102,702	(1,034,132)	1,121,671

Liabilities
Trade payables	931	4,923	45,753	—	51,607
Other payables and accruals	3,354	1,902	53,988	—	59,244
Contract liabilities	—	79	14,354	—	14,433
Due to a shareholder	—	—	325	—	325
Interest-bearing loans and borrowings	—	—	63,556	—	63,556
Lease liabilities	—	—	3,718	—	3,718
Income tax payable	—	1,803	160	—	1,963

Total current liabilities	4,285	8,707	181,854	—	194,846
Contract liabilities	—	—	250	—	250
Interest-bearing loans and borrowings	—	—	1,734	—	1,734
Lease liabilities	—	—	6,129	—	6,129
Deferred tax liabilities	—	—	1,402	—	1,402
Other payable(3)	—	—	36,000	(36,000)	—

Total non-current liabilities	—	—	45,515	(36,000)	9,515
Due to intercompanies(4)	607	374,722	337,295	(712,624)	—

Total liabilities	4,892	383,429	564,664	(748,624)	204,361

Total net assets/(liabilities)	674,888	(10,108)	538,038	(285,508)	917,310

(1)	It represents the elimination of the trade among our Company, other subsidiaries, VIEs and their subsidiaries.

(2)	It represents the elimination of the investment in other subsidiaries, VIEs and their subsidiaries.

(3)	Loans between non-related companies.

(4)	It represents the elimination of intercompany balances among our Company, other subsidiaries, VIEs and their subsidiaries.

The following table presents the unaudited consolidated statements of comprehensive income and cash flows relating to the Kuke Music, the VIEs and the non-variable interest entities for the six months ended June 30, 2021 and 2022.

Unaudited consolidated statements of operations and comprehensive (loss)/income data

	For the six months ended June 30, 2022
	Kuke Music	Other Subsidiaries	The VIEs and the VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	—	1,805	78,709	—	80,514
(Loss)/profit for the period and total comprehensive (loss)/income for the period	3,296	(9,917)	(25,102)	111	(31,612)

	For the six months ended June 30, 2021
	Kuke Music	Other Subsidiaries	The VIEs and the VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Revenue	—	5,809	89,739	(100)	95,448
(Loss)/profit for the period and total comprehensive (loss)/income for the period	(47,785)	667	(1,338)	60	(48,396)

Unaudited consolidated cash flow information

	For the six months ended June 30, 2022
	Kuke Music	Other Subsidiaries	The VIEs and the VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Net cash flows from/(used in) operating activities	(34,259)	1,102	(1,305)	111	(34,351)
Net cash flows from/(used in) investing activities	(3,746)	9	(17,538)	(111)	(21,386)
Net cash flows from/(used in) financing activities	—	—	15,522	—	15,522

	For the six months ended June 30, 2021
	Kuke Music	Other Subsidiaries	The VIEs and the VIEs’ Subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Net cash flows from/(used in) operating activities	(157,652)	(9,473)	148,646	110	(18,369)
Net cash flows from/(used in) investing activities	2	(43)	(159,830)	(110)	(159,981)
Net cash flows from/(used in) financing activities	285,081	—	20,832	—	305,913

Cautionary Statement Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

•	our goals and strategies;

•	our expectations regarding the demand for and market acceptance of our and the VIEs’ music licensing and subscription services, smart music learning solutions, and live classical music events;

•	our expectations regarding our and the VIEs’ relationships with licensors and suppliers;

•	our and the VIEs’ future business development, financial condition and results of operations;

•	expected changes in our and the VIEs’ revenues, costs or expenditures;

•	the growth of and changes in our and the VIEs’ industries;

•	our and the VIEs’ competitive landscape;

•	government policies and regulations relating to our and the VIEs’ industries; and

•	general economic and business conditions in China and globally.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made; and, except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.